Filed by Templeton Vietnam and Southeast Asia Fund, Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                                       Rule 14a-12 under the Securities Exchange
                                                                     Act of 1934


                                          Subject Company: Templeton Vietnam and
                                                       Southeast Asia Fund, Inc.
                                                   Commission File No. 811-08632









FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton Investments at 1-800-342-5236. Members of the media should contact Franklin Templeton Corporate Communications at 650-312-3395.

            TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. (TVF) AND
                        TEMPLETON DRAGON FUND, INC. (TDF)
                        ANNOUNCE PROPOSED REORGANIZATION
            TEMPLETON DRAGON FUND, INC. (TDF) ANNOUNCES TENDER OFFERS

Ft. Lauderdale, Florida, January 4, 2002. The Boards of Directors of TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. ("VIETNAM FUND") (NYSE: TVF) and TEMPLETON DRAGON FUND, INC. ("DRAGON FUND") (NYSE: TDF) today approved a proposal providing for the reorganization of Vietnam Fund into Dragon Fund. The proposed reorganization involves Dragon Fund's acquisition of substantially all of the assets of Vietnam Fund in exchange for shares of Dragon Fund and the distribution of shares of Dragon Fund to shareholders of Vietnam Fund as a part of the liquidation and dissolution of Vietnam Fund. This transaction, which is expected to be tax-free, is subject to the approval of the shareholders of Vietnam Fund and Dragon Fund, respectively, and if approved, shares will be exchanged based on the respective net asset values of Vietnam Fund and Dragon Fund. To help preserve the tax-free status of the proposed reorganization, Vietnam Fund's Board of Directors has discontinued its open-market share repurchase program and, in addition, Dragon Fund's Board of Directors has discontinued its managed distribution policy, both effective immediately.

Dragon Fund's Board of Directors also has approved a tender offer for up to 10% of Dragon Fund's outstanding shares to be made at not less than 90% of net asset value during an initial 12-month period, to be followed by one or more subsequent tender offers aggregating up to 10% of outstanding Dragon Fund shares during the following 12-month period. The tender offers will be made regardless of whether the reorganization with Vietnam Fund takes place. If the proposed reorganization is approved by shareholders of both Dragon Fund and Vietnam Fund, the first tender offer for Dragon Fund shares will commence within 90 days following the completion of the reorganization. If approval of the reorganization is not obtained at the Dragon Fund shareholder meeting, the first tender offer for Dragon Fund shares will commence within 90 days after the Dragon Fund shareholder meeting, or any adjournment thereof. If approval of the reorganization is not obtained at the Vietnam Fund shareholder meeting, the first tender offer for Dragon Fund shares will commence within 90 days after the Vietnam Fund shareholder meeting, or any adjournment thereof. Dragon Fund's Board of Directors may consider recommending additional tender offers in subsequent 12-month periods, depending upon market conditions and regulatory and tax considerations.

Dragon Fund currently intends to hold its annual meeting of shareholders in the second quarter of 2002, at which time Dragon Fund's Board of Directors plans to submit the proposed reorganization to Dragon Fund's shareholders. Vietnam Fund currently intends to hold a special meeting of shareholders as soon as practicable thereafter, at which time Vietnam Fund's Board of Directors plans to submit the proposed reorganization to Vietnam Fund's shareholders. The Vietnam Fund meeting currently is expected to occur by the summer of 2002, subject to obtaining necessary regulatory and other approvals. Any solicitation of proxies by Dragon Fund and Vietnam Fund in connection with their shareholder meetings will be made only pursuant to separate prospectus/proxy materials filed under federal securities laws, and there can be no assurances that the shareholders of either Dragon Fund or Vietnam Fund will vote in favor of the proposed reorganization.

Vietnam Fund is designed for investors seeking long-term capital appreciation. Under normal market conditions, Vietnam Fund invests primarily in the equity and debt securities of "Region Country" issuers. Region Countries currently include Vietnam, China, Hong Kong, India, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, South Korea, Taiwan and Thailand. Vietnam Fund currently has total assets of approximately $37 million. Dragon Fund is designed for investors seeking long-term capital appreciation and under normal market conditions invests at least 45% of its total assets in the equity securities of "China companies." In addition, under normal circumstances Dragon Fund will invest at least 65% of its total assets in "China companies," "Japan companies" and "Asia-Pacific companies" combined. Dragon Fund currently has total assets of approximately $439 million.

Templeton Asset Management Ltd., the investment adviser for both Vietnam Fund and Dragon Fund, is an indirect wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and over $261 billion in assets under management as of November 30, 2001. For more information, please call 1-800-DIAL BEN(R).


In connection with the proposed reorganization transaction, Vietnam Fund and Dragon Fund intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by Vietnam Fund, a proxy statement by Dragon Fund, and a registration statement on Form N-14 by Dragon Fund that contains a prospectus. Because those documents contain important information, shareholders of Vietnam Fund and Dragon Fund are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling Vietnam Fund at 1-800-342-5236 or by calling Dragon Fund at 1-800-342-5236.

Vietnam Fund, its directors and executive officers and certain other persons, may be deemed to be participants in Vietnam Fund's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Vietnam Fund's 2001 annual meeting of shareholders. Participants in Vietnam Fund's solicitation may also be deemed to include the following executive officers or other persons whose interests in Vietnam Fund may not be described in the proxy statement for Vietnam Fund's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

Dragon Fund, its directors and executive officers and certain other persons, may be deemed to be participants in Dragon Fund's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Dragon Fund's 2001 annual meeting of shareholders. Participants in Dragon Fund's solicitation may also be deemed to include the following executive officers or other persons whose interests in Dragon Fund may not be described in the proxy statement for Dragon Fund's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice
President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of Vietnam Fund's common stock, or 1% of Dragon Fund's common stock. Except as disclosed above, to the knowledge of Vietnam Fund and Dragon Fund, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in Vietnam Fund or Dragon Fund.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of Vietnam Fund and the proxy statement and prospectus of Dragon Fund if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Dragon Fund shareholders are advised to read the tender offer statement when it is available as it will contain important information. The tender offer statement, when it is available, and other documents filed by Dragon Fund with the SEC, including Dragon Fund's most recent annual report, will be available for free at the SEC's web site (www.sec.gov) or by calling Dragon Fund at 1-800-342-5236.

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